Exhibit (a)(1)(K)

RIMAGE CORPORATION

Supplement No. 2 dated September 9, 2013

To Offer to Exchange
Certain Outstanding Options for New Options
Dated August 6, 2013
As Supplemented by a Supplement dated August 20, 2013

This Supplement No. 2 (this “Supplement”) amends, modifies and supersedes certain information included in the Offer to Exchange Certain Outstanding Options for New Options dated August 6, 2013 as supplemented by a Supplement dated August 20, 2013 (the “Amended Offer to Exchange”, and together with this Supplement No. 2, the “Offer to Exchange”) relating to the offer by Rimage Corporation (the “Company,” “we,” “us” or “our”) to eligible employees to exchange their outstanding eligible options for new options with an exercise price per share equal to the fair market value on the exchange date, which will be the first business day after this offer expires.

This Supplement No. 2 should be read in conjunction with the Amended Offer to Exchange. Except for the changes described herein, all other terms of the Amended Offer to Exchange remain the same.

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All references in the Amended Offer to Exchange to the date September 11, 2013 shall now be to the date September 18, 2013 and all references in the Amended Offer to Exchange to the date September 12, 2013 shall now be to the date September 19, 2013. Accordingly:

•	The “expiration date” of the offer shall now mean 1:00 p.m., Eastern Time, on September 18, 2013, unless the offer is further extended. The term “offer period” or “offering period” as used in the Amended Offer to Exchange will commence on August 6, 2013 and we now expect it to end at 1:00 p.m., Eastern Time, on September 18, 2013.

The offer and withdrawal rights now will expire at 1:00 p.m., Eastern Time, on September 18, 2013 unless we extend them.

•	All references in the Amended Original Offer to Exchange to the “exchange date”, that is, the date when tendered eligible options will be surrendered and cancelled and the date new options are granted, shall now mean September 19, 2013, unless the offer is further extended. The new options will expire on the later of (i) the expiration date of the surrendered options for which they were exchanged and (ii) the third anniversary of the exchange date, which we now expect to be September 19, 2016, subject to earlier expiration upon termination of your services with Rimage.
•	All references in the Amended Offer to Exchange to “eligible options” shall now mean options that (i) have an exercise price greater than or equal to $13.50 per share, (ii) were granted under our Amended and Restated 1992 Stock Option Plan, as amended, or the Second Amended And Restated 2007 Stock Incentive Plan prior to September 19, 2012 and (iii) remain outstanding and unexercised as of the expiration date, whether vested or unvested. Accordingly, in any statement defining eligible options, all references to options granted before September 12, 2012 are hereby revised to be references to options granted before September 19, 2012.

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Neither the U.S. Securities and Exchange Commission nor any state or non-U.S. securities commission has approved or disapproved of these securities or passed judgment upon the accuracy or adequacy of this offer. Any representation to the contrary is a criminal offense.

Supplement No. 2 dated September 9, 2013 to the
Offer Exchange dated August 6, 2013, as supplemented by a Supplement dated August 20, 2013